SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

IMMUNE BIO INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

45782T 105
(CUSIP Number)

Raymond J. Tesi INmune Bio INc. 1224 Prospect Street, Suite 150 La Jolla, CA 92037 (858) 964-3720

With Copies To:

Thomas Rose, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 37th floor New York, New York 10036 Tel: (212) 930-9700 Fax: (212) 930-9725
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 45782T 105	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Raymond J. Tesi
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY
4	SOURCE OF FUNDS OO PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,815,833(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,815,833(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,815,833(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.08%*
14	TYPE OF REPORTING PERSON IN

* Represents the percentage ownership based on 9,740,261 shares of common stock of INmune Bio Inc., Inc. outstanding as of February 1, 2019.

(1)	Includes (i) 1,515,833 shares of common stock and (ii) 300,000 shares of common stock underlying options which have vested or will vest within sixty (60) days of this Schedule 13D

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Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of INmune Bio Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 1224 Prospect Street, Suite 150 La Jolla, California 92037.

Item 2. Identity and Background.

(a)	Raymond J. Tesi, an individual (the “Reporting Person”).

(b)

The business address of the Reporting Person is INmune Bio Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 1224 Prospect Street, Suite 150 La Jolla, California 92037.

(c)	Reporting Person is the Chief Executive Officer and President of the Issuer.

(d)	Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting person is a citizen of United States

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Item 3. Source and Amount of Funds or Other Consideration.

On February 1, 2019 the Company sold 1,020,820 shares of its of common stock in an initial public offering at $8.00 per share and listed its shares of common stock on the Nasdaq Capital Market. As of the date of the Company’s initial public offering (the “IPO”), the Reporting Person beneficially owned 1,815,833 shares of the Company’s common stock , of which (i) 1,503,333 shares were owned by the Reporting Person prior to the Company’s IPO and were acquired by the Reporting Person during the Company’s incorporation at a purchase price of $0.002 per share, (ii) 12,500 shares were purchased in the IPO on the same terms and conditions as the other investors in the IPO and (iii) 400,000 shares may be acquired pursuant to the exercise of stock options (“Options”) granted to the Reporting Person by the Company. Any funds used to purchase securities from the Company were personal funds. Of the amount of Options granted to the Reporting Person, Options to purchase 2777,776 shares of common stock are currently vested and the remaining balance vests at the rate of 11,111 shares a month.

Item 4. Purpose of Transaction.

The information furnished in Item 3 is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 1,815,833 shares of the Issuer’s common stock, which represents approximately 18.08% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over his 1,815,833 shares of common stock of the Issuer.

(c)

Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 1,815,833 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company, Xencor Inc. (“Xencor”) and certain other key holders of the Company’s common stock, including the Reporting Part (“Key Holders”) are parties to a certain Voting Agreement dated October 3, 2017. Pursuant to the voting agreement, Xencor and the Key Holders agreed to vote their respective shares to vote one individual designated by the holder of a majority of Xencor’s shares of the Company’s’ common stock to the Company’s’ board of directors. The voting agreement shall continue in full force and effect until the earliest of: (a) the date of a qualified offering, as defined in the issuance agreement between the Company and Xencor; (b) ten (10) years from the date of the Voting Agreement; (c) the date of the closing of a qualified sale, as defined in the issuance agreement; or (d) the date as of which the parties hereto terminate this agreement by written consent of the holders of a majority of the Investor Shares (as defined in the Voting Agreement).

In connection with the IPO, the Reporting Person (and the Company’s other officers) entered into a lock-up agreement pursuant to which the Reporting Person Agreed not offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of the Company’s common stock or other securities convertible into or exercisable or exchangeable for the Company’s common stock for a period of 12 months after the effective date of the registration statement pertaining to the IPO (December 19, 2018) without the prior written consent of the Placement Agents.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Voting Agreement (incorporated by reference to Exhibit 10.16 of Amendment No. 3. to the Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission on November 20, 2018

Exhibit 2 Form of Lock-Up Agreement  (incorporated by reference to Exhibit No 10.18. of Amendment No. 3 to Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission on November 20, 2018

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

RAYMOND J. TESI

February 11, 2019	By:	/s/ Raymond J. Tesi
Name: Raymond J. Tesi

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